June 23, 2006

By Federal Express

Securities and Exchange Commission
Office of International Corporate Fina
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 23, 2006 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

(Stock Exchange Code No. 8053)

June 23, 2006

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 138th Ordinary General Meeting of Shareholders held today presentations were made and resolutions were adopted as set forth below.

With highest regards.

Presentations:

No.1: Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

No.2: Non-consolidated Balance Sheets and Non-consolidated Statements of Income for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

The matters mentioned above were presented in accordance with "Reports for the 138th Fiscal Year."

The Reports has been sent to shareholders holding voting rights as an attachment to the Notice of Convocation of the General Meeting, and is sent enclosed with this notice to shareholders not holding voting rights.

Resolutions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 138th Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at fourteen yen (¥14) per share. Bonuses to Directors were set at the aggregate amount of ¥881,000,000, payable to the thirteen Directors serving at the end of the 138th Fiscal Year. (Please refer to the Proposal for Appropriation of Retained Earnings as set forth in "Reports for the 138th Fiscal Year.")

Proposition No.2: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed. In accordance with the Company Law (Law No. 86 of 2005) that became effective as of May 1, 2006, the Company has (1) added a comprehensive business purpose, (2) added a new article concerning the disclosure and the deemed provision of reference documents for Reference Documents for General Meetings of Shareholders via the Internet, (3) amended the article concerning the exercise of voting rights by proxy, (4) added a new article concerning the adoption of resolutions in so-called "written form" at the Board of Directors, (5) added a new article concerning the agreement with Outside Corporate Auditors to limit the Outside Corporate Auditor's liability, and (6) certain other necessary changes, including the addition, deletion, revision or relocation of provisions, in keeping with the provisions of the Company Law.

In addition to the above, the Company has modified its method of issuing public notices to posting electronically on the Company's website on the Internet, in order to provide more convenient access to public notices and to reduce the cost of making public notices.

Proposition No.3: Election of Thirteen Directors

Messrs. Kenji Miyahara, Motoyuki Oka, Shuji Hirose, Kenzo Okubo, Noriaki Shimazaki, Nobuhide Nakaido, Hisahiko Arai, Michihisa Shinagawa, Yoshi Morimoto, Shingo Yoshii, Makoto Shibahara, Kazuo Ohmori, and Yoshiyuki Matsuoka were elected and each of them assumed his duty.

Proposition No.4: Election of One Corporate Auditor

Mr. Tetsuro Fukumoto was elected and assumed his duty.

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

It was resolved as originally proposed that the Company would issue new share acquisition rights not to exceed 189 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options to the Company's Directors, Executive Officers and employees, in accordance with the provisions of Articles 236, 238 and 239 of the Company Law.

Of the new share acquisition rights issued in the form of stock options mentioned in the preceding paragraph, those issued to the Company's Directors will be issued as remuneration under Article 361 of the Company Law, up to an annual limit of ¥50,000,000.

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Corporate Auditor and Severance Payments in Conjunction with the Abolition of the Retirement Bonus System

It was resolved as originally proposed that certain retirement bonuses would be presented to Messrs. Tadahiko Mizukami, Michio Ogimura and Nobuo Kitagawa who retired as Directors, and to Mr. Masahiro Ishikawa who retired as a Corporate Auditor, in an aggregate amount of ¥84,400,000 to the three retiring Directors and ¥20,500,000 to the retiring Corporate Auditor based on the Company's calculation standard for executive retirement bonuses. The specific details including the actual amount of payment to each of the retiring persons and the time and manner of payment will be left to the discretion of the Board of Directors with respect to the retiring Directors and to the discretion of the Corporate Auditors with respect to the retiring Corporate Auditor.

In conjunction with the Company abolishing the retirement bonus system, the Company will make severance payments of retirement bonuses to the currently serving Directors, Kenji Miyahara,

Motoyuki Oka, Shuji Hirose, Kenzo Okubo, Noriaki Shimazaki, Nobuhide Nakaido, Hisahiko Arai, Michihisa Shinagawa, Yoshi Morimoto and Shingo Yoshii, and to the currently serving Corporate Auditors, Shigemi Hiranuma, Itsuo Sonobe, Koji Tajika and Akio Harada, corresponding to their term up until the close of this Ordinary General Meeting of Shareholders based on the Company's calculation standard for executive retirement bonuses. The aggregate amount of severance payment shall be ¥831,200,000 to the ten Directors and ¥23,300,000 to the four Corporate Auditors. The specific details including the actual amount of payment to each of the persons and the time and manner of payment will be left to the discretion of the Board of Directors with respect to the Directors and to the discretion of the Corporate Auditors with respect to the Corporate Auditors.

Proposition No.7: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors and Executive Officers

It was resolved as originally proposed that the Company would issue new share acquisition rights not to exceed 150 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options scheme for a stock-linked compensation plan to the Company's Directors and Executive Officers, in accordance with the provisions of Articles 236, 238 and 239 of the Company Law.

Of the new share acquisition rights issued in the form of stock options scheme for a stock-linked compensation plan mentioned in the preceding paragraph, those issued to the Company's Directors will be issued as remuneration under Article 361 of the Company Law, up to an annual limit of ¥125,000,000

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After the Ordinary General Meeting of Shareholders, Representative Directors, Chairman of the Board of Directors, and President and CEO were elected at the meeting of Board of Directors, and Full-Time Corporate Auditors and a Standing Corporate Auditor were elected among Corporate Auditors at the meeting of Board of Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors, and Executive Officers as of June 23, 2006 are as follows:

1. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shuji Hirose	Director	Kenzo Okubo	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Hisahiko Arai	Director	Michihisa Shinagawa	Director
Yoshi Morimoto	Director	Makoto Shibahara	Director
Shingo Yoshii	Director	Kazuo Ohmori	Director
Yoshiyuki Matsuoka	Director		
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.

2. Outside Corporate Auditors are indicated by an asterisk (*).

2. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shuji Hirose	Executive Vice President*
Kenzo Okubo	Executive Vice President*	Noriaki Shimazaki	Executive Vice President*
Nobuhide Nakaido	Executive Vice President*	Susumu Kato	Senior Managing Executive Officer
Michio Ogimura	Senior Managing Executive Officer	Hisahiko Arai	Senior Managing Executive Officer*
Michihisa Shinagawa	Senior Managing Executive Officer*	Iwao Okamoto	Senior Managing Executive Officer
Yoshi Morimoto	Managing Executive Officer*	Makoto Shibahara	Managing Executive Officer*
Shingo Yoshii	Managing Executive Officer*	Shuichi Mori	Managing Executive Officer
Kazuo Ohmori	Managing Executive Officer*	Kentaro Ishimoto	Managing Executive Officer
Shunichi Arai	Managing Executive Officer	Nobuo Kitagawa	Managing Executive Officer
Yoshihiko Shimazu	Managing Executive Officer	Kenji Kajiwara	Managing Executive Officer
Makoto Sato	Managing Executive Officer	Toyosaku Hamada	Managing Executive Officer
Takahiro Moriyama	Executive Officer	Ichiro Miura	Executive Officer
Takashi Kano	Executive Officer	Kuniharu Nakamura	Executive Officer
Shinichi Sasaki	Executive Officer	Takuro Kawahara	Executive Officer
Yoshio Osawa	Executive Officer	Yoshiyuki Matsuoka	Executive Officer*
Mitsuhiko Yamada	Executive Officer	Kazuhisa Togashi	Executive Officer
Kazuhiro Takeuchi	Executive Officer	Shinichi Ishida	Executive Officer

Note: Directors are indicated by an asterisk (*).

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